FIDELITY BOND
JOINT INSUREDS AGREEMENT

THIS AGREEMENT is made as of this 5th day of December, 2011 by and among iShares Trust (the “Trust”), iShares, Inc. (the “Company”), iShares U.S. ETF Company, Inc. (“U.S. ETF Company”) (formerly known as,   iShares MSCI Emerging Markets Small Cap Index Fund, Inc.), iShares MSCI Russia Capped Index Fund, Inc. (“Russia, Inc.”), iShares U.S. ETF Trust (“U.S. ETF Trust”), and iShares Sovereign Screened Global Bond Fund, Inc. (“Global Bond Fund, Inc.”) each a registered investment company under the Investment Company Act of 1940 (the “1940 Act”).  The Trust, the Company, U.S. ETF Company, Russia, Inc., U.S. ETF Trust, and Global Bond Fund, Inc. are collectively referred to herein as the “Insureds.”  Each current and future series of the Trust, the Company, U.S. ETF Company, Russia, Inc., U.S. ETF Trust, and of Global Bond Fund, Inc. is referred to herein as an “Insured Fund” and, collectively, as the “Insured Funds.”

The Insureds have acquired a joint insured bond (the “Bond”) written by Federal Insurance Company (“Chubb”), effective November 1, 2011 to November 1, 2012 (the “Bond Period”).  Under the terms of the Bond, Chubb has agreed to indemnify the Insureds for losses caused by Employee Dishonesty, Forgery or Alteration of a Covered Instrument, Theft, Disappearance and Destruction of Covered Property (as those terms are defined in the Bond) (an “Insured Loss”) that is sustained by either Insured at any time but discovered during the Bond Period.  The Bond shall be in an amount that satisfies the requirements under Rule 17g-1 of the 1940 Act (the “Bond Amount”).

The Bond Amount satisfies the sum of the total amount of coverage that the Insureds would have been required to provide and maintain individually pursuant to Rule 17g-1(d)(1) under the 1940 Act had each of the Insureds not been named under the Bond.  The Insureds desire to provide herein for an allocation of the premium for the Bond and a manner of allocating any proceeds received from the Bond.

In consideration of the mutual covenants and agreements contained herein, the Insureds agree that:

1.  Allocation of Premium.  Each Insured Fund shall pay a portion of the balance of the premiums for the Bond which shall be determined by calculating the proportion which the gross assets of such Insured Fund, determined as of a specified date or as of the fiscal quarter end for each Insured Fund nearest to a specified date, bears to the aggregate of the gross assets of all of the Insured Funds, and applying said proportion to the amount of the premium.  From time to time, adjustments may be made by mutual agreement of the Insureds to the portion of the premium theretofore paid by the Insured Funds, based on a subsequent change or changes in the gross assets of one or more Insured Funds.

2.  Loss to One Insured Fund.  In the event of an Insured Loss to only one Insured Fund, the entire proceeds from the Bond for that loss shall be allocated to the Insured Fund incurring such Insured Loss.

3.  Loss to More than One Insured.  If any proceeds are received under the Bond as a result of any Insured Loss sustained by more than one Insured, each Insured Fund shall receive an equitable and proportionate share of the recovery, and each Insured Fund shall receive at least (i) proceeds equal to the full amount of its claim (subject to the limits of the Bond) or (ii) the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act at the time the claim arose.  Subject to the preceding sentence, with respect to each affected Insured Fund, proceeds in respect of a claim under the Bond shall be applied to the unsatisfied claim (or portion thereof) of each affected Insured Fund by calculating the proportion which the unsatisfied claim (or portion thereof) of each Insured Fund bears to the unsatisfied claims (or portions thereof) of all Insured Funds to that Insured Fund and applying said proportion to the remaining amount of insurance paid.

4.  Modification and Termination.  This Agreement may be modified or amended from time to time by mutual written agreement of the Insureds.  It may be terminated by not less than 60 days’ written notice to the other Insured.  It shall be terminated as of the date that any Insured ceases to be an Insured under the Bond; provided that such termination shall not affect such Insured’s rights and obligations hereunder with respect to any claims on behalf of such Insured which are paid under the Bond by the Insurance Company after the date such Insured ceases to be an Insured under the Bond.

5.  Continuation.  Continuation of this Agreement is subject to its approval not less than annually by a majority of the trustees/directors of the Insured who are not “interested persons” (within the meaning of the 1940 Act) of each Insured, of the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Insured.

IN WITNESS WHEREOF, the Insureds have caused this Agreement to be executed and delivered as of the day and year first above written.

iShares Trust

By: /s/ Eilleen M. Clavere
Name: Eilleen M. Clavere
Title: Secretary

iShares, Inc.

By: /s/ Eilleen M. Clavere
Name: Eilleen M. Clavere
Title: Secretary

iShares U.S. ETF Company, Inc.

By: /s/ Eilleen M. Clavere
Name: Eilleen M. Clavere
Title: Secretary

iShares MSCI Russia Capped Index Fund, Inc.

By: /s/ Eilleen M. Clavere
Name: Eilleen M. Clavere
Title: Secretary

iShares U.S. ETF Trust

By: /s/ Eilleen M. Clavere
Name: Eilleen M. Clavere
Title: Secretary

iShares Sovereign Screened Global Bond Fund, Inc.

By: /s/ Eilleen M. Clavere
Name: Eilleen M. Clavere
Title: Secretary

iShares Trust (the “Trust”), iShares, Inc. (the “Company”), iShares MSCI Russia Capped Index Fund, Inc. (“Russia, Inc.”), iShares U.S. ETF Company, Inc, (“U.S. ETF Company”) and iShares U.S. ETF Trust (“U.S. ETF Trust”) together (the “Companies”).

OFFICER’S CERTIFICATE

I, Odeh Stevens, Assistant Secretary of the Companies, hereby certify that the following resolutions were adopted by the Boards of Trustees of the Trust and U.S. ETF Trust and the Boards of Directors of the Company, Russia, Inc. and U.S. ETF Company (including those who are not “interested persons” of the Companies as defined in the 1940 Act) at meetings duly called and held on December 5-6, 2011, at which quorums were present and acting throughout, and that such resolutions have not been rescinded or modified as of the date set forth below:

RESOLVED, that the Boards of the Companies, including all of the Independent Trustees/Directors, hereby determine that participation by iShares Sovereign Screened Global Bond Fund, Inc. (the “New Registrant”) in the joint fidelity bond coverage (the “Bond”), for the policy term November 1, 2011 to November 1, 2012 (as such term may be amended), conforming with the requirements of Rule 17g-1 under the 1940 Act, designed to protect the series of the Company against larceny and embezzlement, is in the best interests of each of the Companies; and

FURTHER RESOLVED, that the Boards of the Companies, including all of the Independent Trustees/Directors, hereby approve, ratify, and confirm the addition of the New Registrant to the joint insureds agreement with respect to the Bond; and

FURTHER RESOLVED, that the joint insureds agreement with respect to the Bond, in the form discussed at this meeting, be, and it hereby is, ratified and approved by the Trustees/Directors of each of the Companies, including all of the Independent Trustees/Directors.

IN WITNESS WHEREOF, I hereunto sign my name this 30th day of March, 2012.

/s/ Odeh Stevens
Odeh Stevens
Assistant Secretary